                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 9)*

                          RESORTS INTERNATIONAL, INC.
                                (Name of Issuer)

                     Common Stock $.01 par value per share
                         (Title of Class of Securities)

                                  761185 40 4
                                 (CUSIP Number)

                   Merv Griffin, c/o The Griffin Group, Inc.
                          780 Third Avenue, Suite 1801
                           New York, New York  10017
                                 (212) 753-1503
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                January 6, 1995
                         (Date of Event which Requires
                           Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /.
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes).

                      (Continued on the following page(s))


                             Page 1 of 25 Pages

CUSIP No.     761185 40 4             13D                    Page 2 of 25 Pages

- -------------------------------------------------------------------------------

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

             Mervyn E. Griffin

- -------------------------------------------------------------------------------

2       Check the Appropriate Box if a Member of a Group*
                                                         (a) /X/

                                                         (b) / /

- -------------------------------------------------------------------------------

3       SEC Use Only

- -------------------------------------------------------------------------------

4       Source of Funds*

        WC

- -------------------------------------------------------------------------------

5       Check Box if Disclosure of Legal Proceedings Is Required Pursuant
           to Items 2(d) or 2(e)                             / /

- -------------------------------------------------------------------------------

6       Citizenship or Place of Organization

             United States of America

- -------------------------------------------------------------------------------

      NUMBER             7       Sole Voting Power
        OF                            14,359,021
                       --------------------------------------------------------

      SHARES             8       Shared Voting Power
   BENEFICIALLY                       -0-
                       --------------------------------------------------------

     OWNED BY            9       Sole Dispositive Power
       EACH                           14,359,021
    REPORTING
                       --------------------------------------------------------

      PERSON             10      Shared Dispositive Power
       WITH                           -0-

- -------------------------------------------------------------------------------

11       Aggregate Amount Beneficially Owned by Each Reporting Person

            15,890,192

- -------------------------------------------------------------------------------

12       Check Box if the Aggregate Amount in Row (11) Excludes
            Certain Shares*                                  / /

- -------------------------------------------------------------------------------

13       Percent of Class Represented by Amount in Row (11)

            35.8%

- -------------------------------------------------------------------------------

14       Type of Reporting Person*

            IN

- -------------------------------------------------------------------------------





                      * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.     761185 40 4             13D                    Page 3 of 25 Pages

- -------------------------------------------------------------------------------

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

             Thomas E. Gallagher

- -------------------------------------------------------------------------------

2       Check the Appropriate Box if a Member of a Group*
                                                         (a) /X/

                                                         (b) / /

- -------------------------------------------------------------------------------

3       SEC Use Only

- -------------------------------------------------------------------------------

4       Source of Funds*

        PF

- -------------------------------------------------------------------------------

5       Check Box if Disclosure of Legal Proceedings Is Required Pursuant
           to Items 2(d) or 2(e)                             / /

- -------------------------------------------------------------------------------

6       Citizenship or Place of Organization

             United States of America

- -------------------------------------------------------------------------------

      NUMBER             7       Sole Voting Power
        OF                            1,249,628
                       --------------------------------------------------------

      SHARES             8       Shared Voting Power
   BENEFICIALLY                       -0-

                       --------------------------------------------------------

     OWNED BY            9       Sole Dispositive Power
       EACH                           1,249,628
    REPORTING
                       --------------------------------------------------------

      PERSON             10      Shared Dispositive Power
       WITH                           -0-

- -------------------------------------------------------------------------------

11       Aggregate Amount Beneficially Owned by Each Reporting Person

            15,890,192

- -------------------------------------------------------------------------------

12       Check Box if the Aggregate Amount in Row (11) Excludes
            Certain Shares*                                  / /

- -------------------------------------------------------------------------------

13       Percent of Class Represented by Amount in Row (11)

            35.8%

- -------------------------------------------------------------------------------

14       Type of Reporting Person*

            IN

- -------------------------------------------------------------------------------


                      * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.     761185 40 4             13D                    Page 4 of 25 Pages

- -------------------------------------------------------------------------------

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

             Lawrence Cohen

- -------------------------------------------------------------------------------

2       Check the Appropriate Box if a Member of a Group*
                                                         (a) /X/

                                                         (b) / /

- -------------------------------------------------------------------------------

3       SEC Use Only

- -------------------------------------------------------------------------------

4       Source of Funds*

        PF

- -------------------------------------------------------------------------------

5       Check Box if Disclosure of Legal Proceedings Is Required Pursuant
           to Items 2(d) or 2(e)                             / /

- -------------------------------------------------------------------------------

6       Citizenship or Place of Organization

             United States of America

- -------------------------------------------------------------------------------

      NUMBER             7       Sole Voting Power
        OF                            281,543
                       --------------------------------------------------------

      SHARES             8       Shared Voting Power
   BENEFICIALLY                       -0-
                       --------------------------------------------------------

     OWNED BY            9       Sole Dispositive Power
       EACH                           281,543
    REPORTING
                       --------------------------------------------------------

      PERSON             10      Shared Dispositive Power
       WITH                           -0-

- -------------------------------------------------------------------------------

11       Aggregate Amount Beneficially Owned by Each Reporting Person

            15,890,192

- -------------------------------------------------------------------------------

12       Check Box if the Aggregate Amount in Row (11) Excludes
            Certain Shares*                                  / /

- -------------------------------------------------------------------------------

13       Percent of Class Represented by Amount in Row (11)

            35.8%

- -------------------------------------------------------------------------------

14       Type of Reporting Person*

            IN

- -------------------------------------------------------------------------------





                      * SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.        Security and Issuer.

                 This statement relates to shares of the common stock, par value $.01 per share (the "Common Stock"), of Resorts International, Inc., a Delaware corporation ("RII"). The address of RII's principal executive office is 1133 Boardwalk, Atlantic City, New Jersey 08401.

Item 2.        Identity and Background.

         I.      Mervyn E. Griffin

                 (a)      This statement is being filed by Mervyn E. Griffin.

                 (b) Mr. Griffin's business address is c/o The Griffin Group, Inc., 780 Third Avenue, Suite 1801, New York, New York 10017.

                 (c) Mr. Griffin is an entertainer and investor and he serves as the Chairman of the Board of Directors of RII. RII's principal executive offices are located at 1133 Boardwalk, Atlantic City, New Jersey 08401. RII is principally engaged, through subsidiaries, in the ownership, development and operation of casino, gaming, resort and hotel facilities in Atlantic City, New Jersey. Mr. Griffin is also Chairman of The Griffin Group, Inc. ("TGG"), an investment and management company that, among other things, provides management services to Mr. Griffin's other investments. TGG's principal executive offices are located at 780 Third Avenue, New York, New York 10017. Mr. Griffin is also Chairman of Atlantic Resorts Holdings, Inc. ("ARH"), a corporation through which Mr. Griffin holds certain securities of RII. ARH's principal executive offices are located at 780 Third Avenue, New York, New York 10017.

                 (d) Mr. Griffin has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                 (e) Mr. Griffin has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or which found any violation with respect to such laws.

                 (f) Mr. Griffin is a citizen of the United States of America.


                             Page 5 of 25 Pages

         II.     Thomas E. Gallagher

                 (a)      This statement is being filed by Thomas E. Gallagher.

                 (b) Mr. Gallagher's business address is c/o The Griffin Group, Inc., 780 Third Avenue, Suite 1801, New York, New York 10017.

                 (c) Mr. Gallagher is the President and Chief Executive Officer of TGG and ARH. TGG is an investment and management company that, among other things, provides management services to certain of Mr. Griffin's investments. TGG's principal executive offices are located at 780 Third Avenue, New York, New York 10017. ARH is a corporation through which Mr. Griffin holds certain securities of RII. ARH's principal executive offices are located at 780 Third Avenue, New York, New York 10017. Mr. Gallagher also serves as a director of RII. RII's principal executive offices are located at 1133 Boardwalk, Atlantic City, New Jersey 08401. RII is principally engaged, through subsidiaries, in the ownership, development and operation of casino, gaming, resort and hotel facilities in Atlantic City, New Jersey. In addition, Mr. Gallagher is a director of Players International, Inc. ("Players"), a riverboat gaming company. Players' principal executive offices are located at 800 Bilbo Street, Lake Charles, Louisiana 70601.

                 (d) Mr. Gallagher has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                 (e) Mr. Gallagher has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or which found any violation with respect to such laws.

                 (f) Mr. Gallagher is a citizen of the United States of America.

         III.    Lawrence Cohen

                 (a)      This statement is being filed by Lawrence Cohen.

                 (b) Mr. Cohen's business address is c/o The Griffin Group, Inc., 780 Third Avenue, Suite 1801, New York, New York 10017.

                 (c) Mr. Cohen is the Executive Vice President and the Chief Financial Officer of TGG and the Vice President and


                             Page 6 of 25 Pages

Chief Financial Officer of ARH. TGG is an investment and management company that, among other things, provides management services to certain of Mr. Griffin's investments. TGG's principal executive offices are located at 780 Third Avenue, New York, New York 10017. ARH is a corporation through which Mr. Griffin holds certain securities of RII. ARH's principal executive offices are located at 780 Third Avenue, New York, New York 10017. Mr. Cohen is also a director of Resorts International Hotel, Inc., GGRI, Inc. and Resorts International Hotel Financing, Inc., all of which are affiliates of RII with principle executive offices located at 1133 Boardwalk, Atlantic City, New Jersey 08401.

                 (d) Mr. Cohen has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                 (e) Mr. Cohen has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or which found any violation with respect to such laws.

                 (f) Mr. Cohen is a citizen of the United States of America.

Item 3.        Source and Amount of Funds or Other Consideration.

         I.      Mervyn E. Griffin

                 Pursuant to the first reorganization of RII and certain of its subsidiaries under Chapter 11 of Title 11 of the United States Codes ("Chapter 11 Proceedings"), Mr. Griffin received an aggregate of 4,400,000 shares of common stock of RII in exchange for $12,345,918 in cash, a one-year promissory note in the amount of $11,000,000 secured by a bank letter of credit, his agreement to the merger of the wholly-owned parent of RII into a newly formed subsidiary of RII and the cancellation of the previously outstanding common stock of RII, and his agreement to waive certain rights in the Chapter 11 Proceedings and to provide certain services to RII for a period of two years. Mr. Griffin also made a $10,000 capital contribution to the former parent of RII prior to the above-referenced merger. The sources of the above-referenced funds were Mr. Griffin's personal funds.

                 In connection with a subsequent reorganization of RII in Chapter 11 Proceedings completed on May 3, 1994, ARH received Warrants (the "Warrants") to purchase 4,666,850 shares of RII Common Stock. The Warrants were initially to be issued to TGG as compensation pursuant to a License and Services Agreement, dated as of September 17, 1992 (the


                             Page 7 of 25 Pages

"License Agreement"), between TGG and RII.  The right to receive the Warrants
was assigned to ARH by TGG by an Assignment dated April 20, 1994.   On
September 1, 1994, ARH sold (i) Warrants to purchase 700,028 shares of RII Common Stock to Mr. Gallagher for an aggregate price of $35,001.40 and (ii) Warrants to purchase 233,343 shares of RII Common Stock to Mr. Cohen for an aggregate price of $11,667.15, each in a private transaction. The outstanding shares of TGG and ARH are owned by The Merv Griffin Living Trust ("Trust"), for which Mr. Griffin acts as Trustee and, in that capacity, has investment and voting control over securities held by the Trust. The Warrants are currently exercisable. Accordingly, Mr. Griffin may be deemed to be the beneficial owner of the 3,733,479 shares of RII Common Stock subject to the Warrants held by ARH.

                 On July 15, 1994, ARH acquired 711,000 shares of RII Common Stock in the open market for an aggregate purchase price of $533,250. The source of funds for the acquisition was the working capital of ARH. The outstanding shares of ARH are owned by the Trust, for which Mr. Griffin acts as Trustee and, in that capacity, has investment and voting control over securities held by the Trust. Accordingly, Mr. Griffin may be deemed to be the beneficial owner of the 711,000 shares of RII Common Stock acquired by ARH on July 15, 1994.

                 On July 21, 1994, ARH acquired (i) 450,000 shares of RII Common Stock in the open market for an aggregate purchase price of $337,500 and
(ii) 42,100 shares of RII Common Stock in the open market for an aggregate purchase price of $36,837.50. The source of funds for each acquisition was the working capital of ARH. The outstanding shares of ARH are owned by the Trust, for which Mr. Griffin acts as Trustee and, in that capacity, has investment and voting control over securities held by the Trust. Accordingly, Mr. Griffin may be deemed to be the beneficial owner of the 492,100 shares of RII Common Stock acquired by ARH on July 21, 1994.

                 On July 22, 1994, ARH acquired 80,900 shares of RII Common Stock in the open market for an aggregate purchase price of $70,787.50. The source of funds for the acquisition was the working capital of ARH. The outstanding shares of ARH are owned by the Trust, for which Mr. Griffin acts as Trustee and, in that capacity, has investment and voting control over securities held by the Trust. Accordingly, Mr. Griffin may be deemed to be the beneficial owner of the 80,900 shares of RII Common Stock acquired by ARH on July 22, 1994.

                 On July 27, 1994, ARH acquired 244,027 shares of RII Common Stock in the open market for an aggregate purchase price of $213,523.63. The source of funds for the acquisition was the working capital of ARH. The outstanding shares of ARH are owned by the Trust, for which Mr. Griffin acts as Trustee and, in that capacity, has investment and voting control over


                             Page 8 of 25 Pages
securities held by the Trust. Accordingly, Mr. Griffin may be deemed to be the beneficial owner of the 244,027 shares of RII Common Stock acquired by ARH on July 27, 1994.

                 On July 28, 1994, ARH acquired 2,200 shares of RII Common Stock in the open market for an aggregate purchase price of $1,925.00. The source of funds for the acquisition was the working capital of ARH. The outstanding shares of ARH are owned by the Trust, for which Mr. Griffin acts as Trustee and, in that capacity, has investment and voting control over securities held by the Trust. Accordingly, Mr. Griffin may be deemed to be the beneficial owner of the 2,200 shares of RII Common Stock acquired by ARH on July 28, 1994.

                 On August 1, 1994, RII agreed to issue to ARH, as assignee of TGG, 1,940,000 shares of RII Common Stock in satisfaction of RII's obligation to pay TGG the sum of $2,425,000 on September 17, 1995 as the final payment due under the License Agreement. TGG assigned its right to receive the 1,940,000 shares of RII Common Stock to ARH on August 1, 1994. The high, low and closing per share prices of RII Common Stock on August 1, 1994, as quoted by The American Stock Exchange, were $1.125, $1.00 and $1.0625, respectively. The outstanding shares of TGG and ARH are owned by the Trust, for which Mr. Griffin acts as Trustee and, in that capacity, has investment and voting control over securities held by the Trust. Accordingly, Mr. Griffin may be deemed to be the beneficial owner of the 1,940,000 shares of RII Common Stock to be issued to ARH.

                 On October 4, 1994, ARH acquired 80,000 shares of RII Common Stock in the open market for an aggregate purchase price of $70,000. The source of funds for the acquisition was the working capital of ARH. The outstanding shares of ARH are owned by the Trust, for which Mr. Griffin acts as Trustee and, in that capacity, has investment and voting control over securities held by the Trust. Accordingly, Mr. Griffin may be deemed to be the beneficial owner of the 80,000 shares of RII Common Stock acquired by ARH on October 4, 1994.

                 On October 5, 1994, ARH acquired 11,000 shares of RII Common Stock in the open market for an aggregate purchase price of $9,625. The source of funds for the acquisition was the working capital of ARH. The outstanding shares of ARH are owned by the Trust, for which Mr. Griffin acts as Trustee and, in that capacity, has investment and voting control over securities held by the Trust. Accordingly, Mr. Griffin may be deemed to be the beneficial owner of the 11,000 shares of RII Common Stock acquired by ARH on October 5, 1994.

                 On October 7, 1994, ARH acquired 191,200 shares of RII Common Stock in the open market for an aggregate purchase price of $167,300. The source of funds for the acquisition was the working capital of ARH. The outstanding shares of ARH


                             Page 9 of 25 Pages
are owned by the Trust, for which Mr. Griffin acts as Trustee and, in that capacity, has investment and voting control over securities held by the Trust. Accordingly, Mr. Griffin may be deemed to be the beneficial owner of the 191,200 shares of RII Common Stock acquired by ARH on October 7, 1994.

                 On October 17, 1994, ARH acquired 60,000 shares of RII Common Stock in the open market for an aggregate purchase price of $52,500. The source of funds for the acquisition was the working capital of ARH. The outstanding shares of ARH are owned by the Trust, for which Mr. Griffin acts as Trustee and, in that capacity, has investment and voting control over securities held by the Trust. Accordingly, Mr. Griffin may be deemed to be the beneficial owner of the 60,000 shares of RII Common Stock acquired by ARH on October 17, 1994.

                 On October 18, 1994, ARH acquired 120,000 shares of RII Common Stock in the open market for an aggregate purchase price of $105,000. The source of funds for the acquisition was the working capital of ARH. The outstanding shares of ARH are owned by the Trust, for which Mr. Griffin acts as Trustee and, in that capacity, has investment and voting control over securities held by the Trust. Accordingly, Mr. Griffin may be deemed to be the beneficial owner of the 120,000 shares of RII Common Stock acquired by ARH on October 18, 1994.

                 On January 6, 1995, ARH acquired 1,445,000 shares of RII Common Stock in the open market for an aggregate purchase price of $1,625,625. The source of funds for the acquisition was the working capital of ARH. The outstanding shares of ARH are owned by the Trust, for which Mr. Griffin acts as Trustee and, in that capacity, has investment and voting control over securities held by the Trust. Accordingly, Mr. Griffin may be deemed to be the beneficial owner of the 1,445,000 shares of Common Stock acquired by ARH on January 6, 1995.

                 On January 9, 1995, ARH acquired 850,000 shares of RII Common Stock in a private transaction for an aggregate purchase price of $956,250.
The source of funds for the acquisition was the working capital of ARH. The outstanding shares of ARH are owned by the Trust, for which Mr. Griffin acts as Trustee and, in that capacity, has investment and voting control over securities held by the Trust. Accordingly, Mr. Griffin may be deemed to be the beneficial owner of the 850,000 shares of Common Stock acquired by ARH on January 9, 1995.

         II.     Thomas E. Gallagher

                 On July 22, 1994, Mr. Gallagher acquired 15,000 shares of RII Common Stock in the open market for an aggregate purchase price of $13,125.00. The source of funds for the acquisition was Mr. Gallagher's personal funds.


                            Page 10 of 25 Pages

                 On July 27, 1994, Mr. Gallagher acquired 45,000 shares of RII Common Stock in the open market for an aggregate purchase price of $39,375.00. The source of funds for the acquisition was Mr. Gallagher's personal funds.

                 On September 1, 1994, Mr. Gallagher, in a private transaction, acquired Warrants to purchase 700,028 shares of RII Common Stock from ARH for an aggregate purchase price of $35,001.40. The source of funds for the acquisition was Mr. Gallagher's personal funds. The Warrants are currently exercisable.

                 On October 4, 1994, Mr. Gallagher acquired 15,000 shares of RII Common Stock in the open market for an aggregate purchase price of $13,125. The source of funds for the acquisition was Mr. Gallagher's personal funds.

                 On October 7, 1994, Mr. Gallagher acquired 35,850 shares of RII Common Stock in the open market for an aggregate purchase price of $31,368.75. The source of funds for the acquisition was Mr. Gallagher's personal funds.

                 On October 17, 1994, Mr. Gallagher acquired 11,250 shares of RII Common Stock in the open market for an aggregate purchase price of $9,843.75. The source of funds for the acquisition was Mr. Gallagher's personal funds.

                 On October 18, 1994, Mr. Gallagher acquired 22,500 shares of RII Common Stock in the open market for an aggregate purchase price of $19,687.50. The source of funds for the acquisition was Mr. Gallagher's personal funds.

                 On January 6, 1995, Mr. Gallagher acquired 255,000 shares of RII Common Stock in the open market for an aggregate purchase price of $286,875. The source of funds for the acquisition was Mr. Gallagher's personal funds.

                 On January 9, 1995, Mr. Gallagher acquired 150,000 shares of RII Common Stock in the open market for an aggregate purchase price of $168,750. The source of funds for the acquisition was Mr. Gallagher's personal funds.

         III.    Lawrence Cohen

                 On July 22, 1994, Mr. Cohen acquired 5,000 shares of RII Common Stock in the open market for an aggregate purchase price of $4,375.00. The source of funds for the acquisition was Mr. Cohen's personal funds.

                 On July 27, 1994, Mr. Cohen acquired 15,000 shares of RII Common Stock in the open market for an aggregate purchase price of $13,125.00. The source of funds for the acquisition was Mr. Cohen's personal funds.


                             Page 11 of 25 Pages

                 On September 1, 1994, Mr. Cohen, in a private transaction, acquired Warrants to purchase 233,343 shares RII Common Stock from ARH for an aggregate purchase price of $11,667.15. The source of funds for the acquisition was Mr. Cohen's personal funds. The Warrants are currently exercisable.

                 On October 4, 1994, Mr. Cohen acquired 5,000 shares of RII Common Stock in the open market for an aggregate purchase price of $4,375. The source of funds for the acquisition was Mr. Cohen's personal funds.

                 On October 7, 1994, Mr. Cohen acquired 11,950 shares of RII Common Stock in the open market for an aggregate purchase price of $10,456.25. The source of funds for the acquisition was Mr. Cohen's personal funds.

                 On October 17, 1994, Mr. Cohen acquired 3,750 shares of RII Common Stock in the open market for an aggregate purchase price of $3,281.25. The source of funds for the acquisition was Mr. Cohen's personal funds.

                 On October 18, 1994, Mr. Cohen acquired 7,500 shares of RII Common Stock in the open market for an aggregate purchase price of $6,562.50. The source of funds for the acquisition was Mr. Cohen's personal funds.

Item 4.        Purpose of Transaction.

         I.      Mervyn E. Griffin

                 Mr. Griffin acquired the first 4,400,000 shares of Common Stock in connection with the first restructuring of RII pursuant to the Chapter 11 Proceedings. Mr. Griffin later sold 1,885 shares of Common Stock on the American Stock Exchange on December 19, 1991.

                 TGG agreed to accept the Warrants to purchase 4,666,850 shares of RII Common Stock in partial compensation for services rendered under the License Agreement and subsequently assigned its rights to receive the Warrant to ARH. The Warrants were issued in connection with the second restructuring of RII pursuant to the Plan of Reorganization of RII and certain of its subsidiaries (the "New Plan of Reorganization"), which Plan was consummated on May 3, 1994.

                 On July 15, 1994, ARH acquired 711,000 shares of RII Common Stock in the open market in order to increase its ownership interest in RII. The outstanding shares of ARH are owned by the Trust, for which Mr. Griffin acts as Trustee and, in that capacity, has investment and voting control over securities held by the Trust. Accordingly, Mr. Griffin may be


                             Page 12 of 25 Pages
deemed to be the beneficial owner of the 711,000 shares of RII Common Stock acquired by ARH on July 15, 1994.

                 On July 21, 1994, ARH acquired an aggregate of 492,100 shares of RII Common Stock in the open market in order to increase its ownership interest in RII. The outstanding shares of ARH are owned by the Trust, for which Mr. Griffin acts as Trustee and, in that capacity, has investment and voting control over securities held by the Trust. Accordingly, Mr. Griffin may be deemed to be the beneficial owner of the 492,100 shares of RII Common Stock acquired by ARH on July 21, 1994.

                 On July 22, 1994, ARH acquired 80,900 shares of RII Common Stock in the open market in order to increase its ownership interest in RII. The outstanding shares of ARH are owned by the Trust, for which Mr. Griffin acts as Trustee and, in that capacity, has investment and voting control over securities held by the Trust. Accordingly, Mr. Griffin may be deemed to be the beneficial owner of the 80,900 shares of RII Common Stock acquired by ARH on July 22, 1994.

                 On July 27, 1994, ARH acquired 244,027 shares of RII Common Stock in the open market in order to increase its ownership interest in RII. The outstanding shares of ARH are owned by the Trust, for which Mr. Griffin acts as Trustee and, in that capacity, has investment and voting control over securities held by the Trust. Accordingly, Mr. Griffin may be deemed to be the beneficial owner of the 244,027 shares of RII Common Stock acquired by ARH on July 27, 1994.

                 On July 28, 1994, ARH acquired 2,200 shares of RII Common Stock in the open market in order to increase its ownership interest in RII. The outstanding shares of ARH are owned by the Trust, for which Mr. Griffin acts as Trustee and, in that capacity, has investment and voting control over securities held by the Trust. Accordingly, Mr. Griffin may be deemed to be the beneficial owner of the 2,200 shares of RII Common Stock acquired by ARH on July 28, 1994.

                 On August 1, 1994, RII agreed to issue 1,940,000 shares of RII Common Stock to ARH for the consideration described in Item 3.

                 On September 1, 1994, ARH sold Warrants to purchase 700,028 and 233,343 shares of RII Common Stock to Mr. Gallagher and Mr. Cohen, respectively, in private transactions.

                 On October 4, 1994, ARH acquired 80,000 shares of RII Common Stock in the open market in order to increase its ownership interest in RII. The outstanding shares of ARH are owned by the Trust, for which Mr. Griffin acts as Trustee and, in that capacity, has investment and voting control over


                             Page 13 of 25 Pages
securities held by the Trust. Accordingly, Mr. Griffin may be deemed to be the beneficial owner of the 80,000 shares of RII Common Stock acquired by ARH on October 4, 1994.

                 On October 5, 1994, ARH acquired 11,000 shares of RII Common Stock in the open market in order to increase its ownership interest in RII. The outstanding shares of ARH are owned by the Trust, for which Mr. Griffin acts as Trustee and, in that capacity, has investment and voting control over securities held by the Trust. Accordingly, Mr. Griffin may be deemed to be the beneficial owner of the 11,000 shares of RII Common Stock acquired by ARH on October 5, 1994.

                 On October 7, 1994, ARH acquired 191,200 shares of RII Common Stock in the open market in order to increase its ownership interest in RII. The outstanding shares of ARH are owned by the Trust, for which Mr. Griffin acts as Trustee and, in that capacity, has investment and voting control over securities held by the Trust. Accordingly, Mr. Griffin may be deemed to be the beneficial owner of the 191,200 shares of RII Common Stock acquired by ARH on October 7, 1994.

                 On October 17, 1994, ARH acquired 60,000 shares of RII Common Stock in the open market in order to increase its ownership interest in RII. The outstanding shares of ARH are owned by the Trust, for which Mr. Griffin acts as Trustee and, in that capacity, has investment and voting control over securities held by the Trust. Accordingly, Mr. Griffin may be deemed to be the beneficial owner of the 60,000 shares of RII Common Stock acquired by ARH on October 17, 1994.

                 On October 18, 1994, ARH acquired 120,000 shares of RII Common Stock in the open market in order to increase its ownership interest in RII. The outstanding shares of ARH are owned by the Trust, for which Mr. Griffin acts as Trustee and, in that capacity, has investment and voting control over securities held by the Trust. Accordingly, Mr. Griffin may be deemed to be the beneficial owner of the 120,000 shares of RII Common Stock acquired by ARH on October 18, 1994.

                 On January 6, 1995, ARH acquired 1,445,000 shares of RII Common Stock in the open market in order to increase its ownership interest in RII. The outstanding shares of ARH are owned by the Trust, for which Mr. Griffin acts as Trustee and, in that capacity, has investment and voting control over securities held by the Trust. Accordingly, Mr. Griffin may be deemed to be the beneficial owner of the 1,445,000 shares of Common Stock acquired by ARH on January 6, 1995.

                 On January 9, 1995, ARH acquired 850,000 shares of RII Common Stock in a private transaction in order to increase its ownership interest in RII. The outstanding shares of ARH are owned by the Trust, for which Mr. Griffin acts as Trustee and, in that capacity, has investment and voting control over


                             Page 14 of 25 Pages
securities held by the Trust. Accordingly, Mr. Griffin may be deemed to be the beneficial owner of the 850,000 shares of Common Stock acquired by ARH on January 9, 1995.

                 Mr. Griffin may from time to time in the future acquire additional shares of Common Stock of RII pursuant to privately negotiated transactions or in the open market. The purpose of any such acquisition would be to increase his ownership interest in RII.

                 Mr. Griffin is not currently involved in any plan or proposal that would result in any of the following:

                 (a) the acquisition by any person of additional securities of RII, or the disposition of securities of RII;

                 (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving RII or any of its subsidiaries;

                 (c) a sale or transfer of a material amount of assets of RII or any of its subsidiaries;

                 (d) any change in the present board of directors or management of RII, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                 (e) any material change in the present capitalization or dividend policy of RII;

                 (f) any other material change in RII's business or corporate structure;

                 (g) changes in RII's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

                 (h) causing the Common Stock to be delisted from the American Stock Exchange;

                 (i) the Common Stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities and Exchange Act of 1934; or

                 (j)      any action similar to any of those listed above.

         II.     Thomas E. Gallagher

                 On July 22, 1994, Mr. Gallagher acquired 15,000 shares of RII Common Stock in the open market in order to acquire an ownership interest in RII.


                             Page 15 of 25 Pages

                 On July 27, 1994, Mr. Gallagher acquired 45,000 shares of RII Common Stock in the open market in order to increase his ownership interest in RII.

                 On September 1, 1994, Mr. Gallagher acquired Warrants to purchase 700,028 shares of RII Common Stock from ARH in a private transaction in order to increase his ownership interest in RII.

                 On October 4, 1994, Mr. Gallagher acquired 15,000 shares of RII Common Stock in the open market in order to increase his ownership interest in RII.

                 On October 7, 1994, Mr. Gallagher acquired 35,850 shares of RII Common Stock in the open market in order to increase his ownership interest in RII.

                 On October 17, 1994, Mr. Gallagher acquired 11,250 shares of RII Common Stock in the open market in order to increase his ownership interest in RII.

                 On October 18, 1994, Mr. Gallagher acquired 22,500 shares of RII Common Stock in the open market in order to increase his ownership interest in RII.

                 On January 6, 1995, Mr. Gallagher acquired 255,000 shares of RII Common Stock in the open market in order to increase his ownership interest in RII.

                 On January 9, 1995, Mr. Gallagher acquired 150,000 shares of RII Common Stock in the open market in order to increase his ownership interest in RII.

                 Mr. Gallagher may from time to time in the future acquire additional shares of Common Stock of RII pursuant to privately negotiated transactions or in the open market. The purpose of any such acquisition would be to increase his ownership interest in RII.

                 Mr. Gallagher is not currently involved in any plan or proposal that would result in any of the following:

                 (a) the acquisition by any person of additional securities of RII, or the disposition of securities of RII;

                 (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving RII or any of its subsidiaries;

                 (c) a sale or transfer of a material amount of assets of RII or any of its subsidiaries;

                 (d) any change in the present board of directors or management of RII, including any plans or proposals to change


                             Page 16 of 25 Pages
the number or term of directors or to fill any existing vacancies on the board;

                 (e) any material change in the present capitalization or dividend policy of RII;

                 (f) any other material change in RII's business or corporate structure;

                 (g) changes in RII's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

                 (h) causing the Common Stock to be delisted from the American Stock Exchange;

                 (i) the Common Stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities and Exchange Act of 1934; or

                 (j)      any action similar to any of those listed above.

         III.    Lawrence Cohen

                 On July 22, 1994, Mr. Cohen acquired 5,000 shares of RII Common Stock in the open market in order to acquire an ownership interest in RII.

                 On July 27, 1994, Mr. Cohen acquired 15,000 shares of RII Common Stock in the open market in order to increase his ownership interest in RII.

                 On September 1, 1994, Mr. Cohen acquired Warrants to purchase 233,343 shares of RII Common Stock from ARH in a private transaction in order to increase his ownership interest in RII.

                 On October 4, 1994, Mr. Cohen acquired 5,000 shares of RII Common Stock in the open market in order to increase his ownership interest in RII.

                 On October 7, 1994, Mr. Cohen acquired 11,950 shares of RII Common Stock in the open market in order to increase his ownership interest in RII.

                 On October 17, 1994, Mr. Cohen acquired 3,750 shares of RII Common Stock in the open market in order to increase his ownership interest in RII.

                 On October 18, 1994, Mr. Cohen acquired 7,500 shares of RII Common Stock in the open market in order to increase his ownership interest in RII.


                             Page 17 of 25 Pages

                 Mr. Cohen may from time to time in the future acquire additional shares of Common Stock of RII pursuant to privately negotiated transactions or in the open market. The purpose of any such acquisition would be to increase his ownership interest in RII.

                 Mr. Cohen is not currently involved in any plan or proposal that would result in any of the following:

                 (a) the acquisition by any person of additional securities of RII, or the disposition of securities of RII;

                 (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving RII or any of its subsidiaries;

                 (c) a sale or transfer of a material amount of assets of RII or any of its subsidiaries;

                 (d) any change in the present board of directors or management of RII, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                 (e) any material change in the present capitalization or dividend policy of RII;

                 (f) any other material change in RII's business or corporate structure;

                 (g) changes in RII's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

                 (h) causing the Common Stock to be delisted from the American Stock Exchange;

                 (i) the Common Stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities and Exchange Act of 1934; or

                 (j)      any action similar to any of those listed above.

Item 5.        Interest in the Securities of the Issuer.

         I.      Mervyn E. Griffin

                 (a) Mr. Griffin, individually and through his ownership interest in ARH, beneficially owns 14,359,021 shares of the Common Stock (of which 10,625,542 shares are issued and outstanding and 3,733,479 shares are issuable upon exercise of the Warrants owned by ARH) constituting 33.1% of the total issued and outstanding shares of the Common Stock of RII


                             Page 18 of 25 Pages

(assuming exercise of the Warrants owned by ARH). In addition, ARH has the right to repurchase certain of the Warrants held by Messrs. Gallagher and Cohen pursuant to the letter agreement referred to in Item 6(I) below. Because of the fact that Messrs. Gallagher and Cohen are executive officers of TGG and ARH and the outstanding shares of TGG and ARH are owned by the Trust, for which Mr. Griffin acts as Trustee and, in that capacity, has investment and voting control over securities held by the Trust, Messrs. Griffin, Gallagher and Cohen may be deemed to be members of a "group" for purposes of Rule 13d-5(b)(1). Accordingly, Mr. Griffin also may be deemed to be the beneficial owner of 1,249,628 shares of RII Common Stock owned by Mr. Gallagher (of which 549,600 shares are issued and outstanding and 700,028 shares are issuable upon exercise of the Warrants owned by Mr. Gallagher) and 281,543 shares of RII Common Stock owned by Mr. Cohen (of which 48,200 shares are issued and outstanding and 233,343 shares are issuable upon exercise of the Warrants owned by Mr. Cohen). As a result, Messrs. Griffin, Gallagher and Cohen, as a group, may be deemed to beneficially own 15,890,192 shares of the Common Stock constituting 35.8% of the total issued and outstanding shares of the Common Stock of RII (assuming exercise of the Warrants).

                 (b) Mr. Griffin exercises (i) sole voting and dispositive power for 10,625,542 shares of the Common Stock and (ii) sole dispositive power and, when issued, sole voting power over 3,733,479 shares issuable upon the exercise of the Warrants owned by ARH.

                 (c) Mr. Griffin initially acquired 4,400,000 shares of Common Stock in connection with the first restructuring of RII pursuant to the first Plan of Reorganization in exchange for the consideration described in
Item 3 herein. On December 19, 1991, Mr. Griffin sold 1,885 shares of Common Stock at $1.00 per share on the American Stock Exchange. ARH received the Warrant on May 3, 1994 for the consideration described in Item 3 in connection with the second restructuring of RII pursuant to the New Plan of Reorganization. On July 15, 1994, ARH acquired 711,000 shares of RII Common Stock in the open market at $0.75 per share. On July 21, 1994, ARH acquired
(i) 450,000 shares of RII Common Stock in the open market at $0.75 per share and (ii) 42,100 shares of RII Common Stock in the open market at $0.875 per share. On July 22, 1994, ARH acquired 80,900 shares of RII Common Stock in the open market at $0.875 per share. On July 27, 1994, ARH acquired 244,027 shares of RII Common Stock in the open market at $0.875 per share. On July 28, 1994, ARH acquired 2,200 shares of RII Common Stock in the open market at $0.875 per share. On August 1, 1994, RII agreed to issue 1,940,000 shares of RII Common Stock for the consideration described in Item 3. On September 1, 1994, ARH, in private transactions, sold Warrants to purchase 700,028 and 233,343 shares of RII Common Stock to Mr. Gallagher and Mr. Cohen,


                             Page 19 of 25 Pages
respectively, at $0.05 per Warrant. On October 4, 1994, ARH acquired 80,000 shares of RII Common Stock in the open market at $0.875 per share. On October 5, 1994, ARH acquired 11,000 shares of RII Common Stock in the open market at $0.875 per share. On October 7, 1994, ARH acquired 191,200 shares of RII
Common Stock in the open market at $0.875 per share. On October 17, 1994, ARH acquired 60,000 shares of RII Common Stock in the open market at $0.875 per share. On October 18, 1994, ARH acquired 120,000 shares of RII Common Stock in the open market at $0.875 per share. On January 6, 1995, ARH acquired 1,445,000 shares of RII Common Stock in the open market at $1.125 per share. On January 9, 1995, ARH acquired 850,000 shares of RII Common Stock in a private transaction at $1.125 per share.

                 (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Mr. Griffin in his individual capacity or through his ownership interest in ARH.

                 (e)      Not Applicable.

         II.     Thomas E. Gallagher

                 (a) Mr. Gallagher, individually, beneficially owns 1,249,628 shares of the Common Stock (of which 549,600 shares are issued and outstanding and 700,028 shares are issuable upon exercise of the Warrants owned by Mr. Gallagher) constituting 3.1% of the total issued and outstanding shares of the Common Stock of RII. Because of the fact that Messrs. Gallagher and Cohen are executive officers of TGG and ARH and the outstanding shares of TGG and ARH are owned by the Trust, for which Mr. Griffin acts as Trustee and, in that capacity, has investment and voting control over securities held by the Trust, Messrs. Griffin, Gallagher and Cohen may be deemed to be members of a "group" for purposes of Rule 13d-5(b)(1). Accordingly, Mr. Gallagher also may be deemed to be the beneficial owner of 14,359,021 shares of RII Common Stock owned by Mr. Griffin (of which 10,625,542 shares are issued and outstanding and 3,733,479 shares are issuable upon exercise of the Warrants owned by ARH) and 281,543 shares of RII Common Stock owned by Mr. Cohen (of which 48,200 shares are issued and outstanding and 233,343 shares are issuable upon exercise of the Warrants owned by Mr. Cohen). As a result, Messrs. Griffin, Gallagher and Cohen, as a group, may be deemed to beneficially own 15,890,192 shares of the Common Stock constituting 35.8% of the total issued and outstanding shares of the Common Stock of RII (assuming the exercise of the Warrant).

                 (b) Mr. Gallagher exercises (i) sole voting and dispositive power for 549,600 shares of the Common Stock and (ii) subject to the provisions described in Item 6 (II) below,


                             Page 20 of 25 Pages
sole dispositive power and, when issued, sole voting power over 700,028 shares issuable upon exercise of the Warrants owned by Mr. Gallagher.

                 (c) On July 22, 1994, Mr. Gallagher acquired 15,000 shares of RII Common Stock in the open market at $0.875 per share. On July 27, 1994, Mr. Gallagher acquired 45,000 shares of RII Common Stock in the open market at $0.875 per share. On September 1, 1994, Mr. Gallagher acquired Warrants to purchase 700,028 shares of RII Common Stock from ARH in a private transaction at $0.05 per Warrant. On October 4, 1994, Mr. Gallagher acquired 15,000 shares of RII Common Stock in the open market at $0.875 per share. On October 7, 1994, Mr. Gallagher acquired 35,850 shares of RII Common Stock in the open market at $0.875 per share. On October 17, 1994, Mr. Gallagher acquired 11,250 shares of RII Common Stock in the open market at $0.875 per share. On October 18, 1994, Mr. Gallagher acquired 22,500 shares of RII Common Stock in the open market at $0.875 per share. On January 6, 1995, Mr. Gallagher acquired 255,000 shares of RII Common Stock in the open market at $1.125 per share. On January 9, 1995, Mr. Gallagher acquired 150,000 shares of RII Common Stock in the open market at $1.125 per share.

                 (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Mr. Gallagher in his individual capacity.

                 (e)      Not Applicable.

         III.    Lawrence Cohen

                 (a) Mr. Cohen, individually, beneficially owns 281,543 shares of the Common Stock (of which 48,200 shares are issued and outstanding and 233,343 shares are issuable upon exercise of the Warrants owned by Mr. Cohen) constituting 0.71% of the total issued and outstanding shares of the Common Stock of RII. Because of the fact that Messrs. Gallagher and Cohen are executive officers of TGG and ARH and the outstanding shares of TGG and ARH are owned by the Trust, for which Mr. Griffin acts as Trustee and, in that capacity, has investment and voting control over securities held by the Trust, Messrs. Griffin, Gallagher and Cohen may be deemed to be members of a "group" for purposes of Rule 13d-5(b)(1). Accordingly, Mr. Cohen also may be deemed to be the beneficial owner of 14,359,021 shares of RII Common Stock owned by Mr. Griffin (of which 10,625,542 shares are issued and outstanding and 3,733,479 shares are issuable upon exercise of the Warrants owned by ARH) and 1,249,628 shares of RII Common Stock owned by Mr. Gallagher (of which 549,600 shares are issued and outstanding and 700,028 shares are issuable upon exercise of the Warrants owned by Mr. Gallagher). As a


                             Page 21 of 25 Pages
result, Messrs. Griffin, Gallagher and Cohen, as a group, may be deemed to beneficially own 15,890,192 shares of the Common Stock constituting 35.8% of the total issued and outstanding shares of the Common Stock of RII (assuming the exercise of the Warrant).

                 (b) Mr. Cohen exercises (i) sole voting and dispositive power for 48,200 shares of the Common Stock and (ii) subject to the provisions described in Item 6 (III) below, sole dispositive power and, when issued, sole voting power over 233,343 shares issuable upon exercise of the Warrants owned by Mr. Cohen.

                 (c) On July 22, 1994, Mr. Cohen acquired 5,000 shares of RII Common Stock in the open market at $0.875 per share. On July 27, 1994, Mr. Cohen acquired 15,000 shares of RII Common Stock in the open market at $0.875 per share. On September 1, 1994, Mr. Cohen acquired Warrants to purchase 233,343 shares of RII Common Stock from ARH in a private transaction at $0.05 per Warrant. On October 4, 1994, Mr. Cohen acquired 5,000 shares of RII Common Stock in the open market at $0.875 per share. On October 7, 1994, Mr. Cohen acquired 11,950 shares of RII Common Stock in the open market at $0.875 per share. On October 17, 1994, Mr. Cohen acquired 3,750 shares of RII Common Stock in the open market at $0.875 per share. On October 18, 1994, Mr. Cohen acquired 7,500 shares of RII Common Stock in the open market at $0.875 per share.

                 (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Mr. Cohen in his individual capacity.

                 (e)      Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         I.      Mervyn E. Griffin

                 Because of the fact that Messrs. Gallagher and Cohen are executive officers of TGG and ARH and the outstanding shares of TGG and ARH are owned by the Trust, for which Mr. Griffin acts as Trustee and, in that capacity, has investment and voting control over securities held by the Trust, Messrs. Griffin, Gallagher and Cohen may be deemed to be members of a "group" for purposes of Rule 13d-5(b)(1).

                 Pursuant an understanding with Mr. David P. Hanlon, former President and Chief Executive Officer of RII, Mr. Griffin is to be granted a right of first refusal upon any disposition of shares of Common Stock acquired by Mr. Hanlon


                             Page 22 of 25 Pages
pursuant to the option granted to Mr. Hanlon under a prior Senior Management Stock Option Plan of RII. A definitive agreement has not yet been executed by the parties. Pursuant to Mr. Hanlon's option, he has the right to acquire up to 1,089,275 shares of Common Stock (the "Option Shares"). The option is presently exercisable.

                 Pursuant to agreements, dated as of September 1, 1994, between ARH and each of Mr. Gallagher and Mr. Cohen, ARH has been granted the right to repurchase (i) from Mr. Gallagher (a) at any time prior to September 1, 1995, Warrants to purchase up to 466,685 shares of RII Common Stock or (b) at any time after September 1, 1995 but prior to September 1, 1996, Warrants to purchase up to 233,343 shares of RII Common Stock and (ii) from Mr. Cohen (a) at any time prior to September 1, 1995, Warrants to purchase up to 155,562 shares of RII Common Stock or (b) at any time after September 1, 1995 but prior to September 1, 1996, Warrants to purchase up to 77,781 shares of RII Common Stock, in each case at $0.05 per Warrant.

                 There are no other contracts, arrangements, understandings or relationships between Mr. Griffin and anyone else with respect to any securities of RII.

         II.     Thomas E. Gallagher

                 Because of the fact that Messrs. Gallagher and Cohen are executive officers of TGG and ARH and the outstanding shares of TGG and ARH are owned by the Trust, for which Mr. Griffin acts as Trustee and, in that capacity, has investment and voting control over securities held by the Trust, Messrs. Griffin, Gallagher and Cohen may be deemed to be members of a "group" for purposes of Rule 13d-5(b)(1).

                 Pursuant to an agreement between Mr. Gallagher and ARH, dated as of September 1, 1994, ARH has been granted the right to repurchase from Mr. Gallagher (i) at any time prior to September 1, 1995, Warrants to purchase up to 466,685 shares of RII Common Stock or (ii) at any time after September 1, 1995 but prior to September 1, 1996, Warrants to purchase up to 233,343 shares of RII Common Stock, in each case at $0.05 per Warrant.

                 There are no other contracts, arrangements, understandings or relationships between Mr. Gallagher and anyone else with respect to any securities of RII.

         III.    Lawrence Cohen

                 Because of the fact that Messrs. Gallagher and Cohen are executive officers of TGG and ARH and the outstanding shares of TGG and ARH are owned by the Trust, for which Mr. Griffin acts as Trustee and, in that capacity, has


                             Page 23 of 25 Pages
investment and voting control over securities held by the Trust, Messrs. Griffin, Gallagher and Cohen may be deemed to be members of a "group" for purposes of Rule 13d-5(b)(1).

                 Pursuant to an agreement between Mr. Cohen and ARH, dated as of September 1, 1994, ARH has been granted the right to repurchase from Mr. Cohen (i) at any time prior to September 1, 1995, Warrants to purchase up to 155,562 shares of RII Common Stock or (ii) at any time after September 1, 1995 but prior to September 1, 1996, Warrants to purchase up to 77,781 shares of RII Common Stock, in each case at $0.05 per Warrant.

                          There are no other contracts, arrangements,
understandings or relationships between Mr. Cohen and anyone else with respect to any securities of RII.

Item 7.        Material to be Filed as Exhibits.

                 None.


                             Page 24 of 25 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 10, 1995
- -----------------------------
DATE


 /s/ Mervyn E. Griffin
- -----------------------------
Mervyn E. Griffin


January 10, 1995
- -----------------------------
DATE


 /s/ Thomas E. Gallagher
- -----------------------------
Thomas E. Gallagher


January 10, 1995
- -----------------------------
DATE


 /s/ Lawrence Cohen
- -----------------------------
Lawrence Cohen





                             Page 25 of 25 Pages